Agricore United

04 MAR -2 AM 7:21

04010191

February 26, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

**Re: United Grain Growers Limited – File No. 82-34725**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities and Exchange Act of 1934**

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   February 26, 2004 (Agricore United completes share consolidation program)

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

**David Carefoot** - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

# AGRICORE UNITED COMPLETES SHARE CONSOLIDATION PROGRAM

**February 26, 2004 (Winnipeg)** – Agricore United announced today that it completed a previously-announced one-day share consolidation of the Company's limited voting common shares which was approved by the Company's shareholders at its Annual and Special Meeting held on February 11, 2004. As a result, the Company will acquire for cancellation 1,527,694 shares held by 57,591 registered shareholders as at February 22, 2004 at a price of $9.63 per pre-consolidation share for a total cost of $14,711,693. New share certificates bearing a new CUSIP number will be made available to all remaining shareholders.

The one-day program provided for the consolidation of the limited voting common shares on a 1 for 100 basis as of 12:01 a.m. on February 22, 2004. Following the consolidation, all registered shareholders who held less than one share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of fractional shares in the Company. As of 12:01 a.m. on February 23, 2004, the limited voting common shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings.

Registered shareholders who owned less than 100 limited voting common shares immediately prior to the share consolidation do not have to do anything in order to receive their cash payment. Cheques will be mailed out to the last known address of those affected shareholders starting on or about March 5, 2004.

Registered shareholders with 100 or more limited voting common shares are required to complete a letter of transmittal and to return it, together with their existing share certificates, to Computershare Trust Company of Canada, the Company's registrar and transfer agent, in order to receive their new share certificates bearing the new CUSIP number. For beneficial shareholders who hold their shares through an intermediary or clearing agency, the intermediary or clearing agency should take the appropriate steps to ensure a new share certificate is received. The letter of transmittal was mailed along with the Company's Management Proxy Circular in early January.

Holders of the Company's other traded securities – Series 'A' convertible preferred shares (AU.PR.A) and 9% convertible unsecured subordinated debentures (AU.DB) – are unaffected by the share consolidation.

Any inquiries concerning the share consolidation program or letters of transmittal should be directed to Computershare at the telephone numbers or e-mail address provided below.

The Company intends to finance the purchase of shares through a private placement issue for 1,520,000 limited voting common shares at a price of $9.63 per share, expected to close on or around March 1, 2004. Accordingly, the Company's total issued and outstanding limited voting common shares will decline by 7,694 shares to 45,309,919 shares following the cancellation of shares under the share consolidation program and the subsequent private placement issue.

As previously reported, ADM Agri-Industries Company, a wholly-owned subsidiary of Archer Daniels Midland Company, has advised the Company that it will purchase the shares offered under the private placement pursuant to the exercise of its existing rights under a pre-emptive rights agreement. ADM Agri-Industries held 9,092,547 limited voting common shares or 20.06 percent of the Company's outstanding limited voting common shares before giving effect to the cancellation of shares under the share consolidation program. Following the purchase of shares pursuant to the private placement and after giving effect to the planned use of proceeds, ADM Agri-Industries Company will hold 10,612,547 limited voting common shares or 23.42 percent of the Company's outstanding limited voting common shares.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

For more information concerning the share consolidation program, please contact:

Computershare Trust Company of Canada
Toll Free: 1-877-982-8758
International: 1-514-982-7800
E-mail: caregistryinfo@computershare.com
Hours of Operation: 8:30 a.m. to 8:00 p.m. EST

For more information concerning the proposed private placement, please contact:

David Carefoot
Vice-President
Corporate Finance and Investor Relations
Direct: (204) 944-5651
E-mail: dcarefoot@agricoreunited.com